UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

B BHOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BB HOLDINGS LIMITED

Date: March 16, 2006	By:	/s/ P.T. OSBORNE
Philip T. Osborne
Company Secretary

2

BB HOLDINGS LIMITED ANNOUNCES COMPLETION OF DEMERGER OF ONESOURCE SERVICES INC.

Belize City, Belize, February 24, 2006 - Further to the announcement by BB Holdings Limited (NASDAQ: BBHL, London: BBHL) (“BB Holdings”) on February 7, 2006 of the proposed demerger (the “Demerger”) of facilities services businesses operating in the United States (the “US Facilities Services Businesses”) to shareholders of BB Holdings, through a dividend distribution of shares in OneSource Services Inc. (London: OSS) (“OneSource”) (the “BB Holdings Distribution”), the shares in OneSource were admitted to trading on AIM today. The BB Holdings Distribution is therefore now unconditional.

Share certificates representing OneSource shares will be dispatched shortly to qualifying BB Holdings shareholders. Qualifying BB Holdings shareholders will receive one share in OneSource for each sixteen BB Holdings shares registered in their name at 4:00 p.m. New York time on February 17, 2006.

For any qualifying BB Holdings shareholders whose holding of (or interest in) BB Holdings shares is not exactly divisible by sixteen, a fractional remainder will arise. All fractional remainders will be aggregated and sold in the market by BB Holdings. The aggregate net cash proceeds of the sale of such fractional remainders will be contributed by BB Holdings to OneSource except where a BB Holdings shareholder holds less than sixteen BB Holdings shares. In this case, the aggregate net cash proceeds of the sale of such fractional entitlements will be remitted to the relevant BB Holdings shareholders save that such amounts of less than US$5 will not be distributed to BB Holdings shareholders and will be contributed by BB Holdings to OneSource.

From today the OneSource shares are tradeable and will be eligible for electronic settlement through CREST in the United Kingdom in the form of depository instruments.

Forward Looking Statements

Certain statements in this press release constitute ‘forward looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of BB Holdings, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for BB Holdings’ services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect BB Holdings’ businesses and performance are set forth in submissions by BB Holdings with the United States Securities and Exchange Commission (the SEC) which are available without charge from the SEC at:

www.sec.gov.

For further information contact:

BB Holdings	Makinson Cowell
Belize: +501 227 7178	+1 (212) 994 9044
UK: +44 (0)20 7248 6700

Note: This and other press releases are available at the Company’s web site:

http://www.bbholdingslimited.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document, you should consult immediately a person authorized under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in BB Holdings Limited, please send this document and the accompanying document to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

BB HOLDINGS LIMITED

Demerger of the

US Facilities Services Businesses

to a newly incorporated company,

OneSource Services Inc.

Cenkos Securities Limited, which is regulated by The Financial Services Authority, is acting as nominated advisor to BB Holdings Limited in relation to the Demerger and OneSource Services Inc. in connection with the Admission and is not acting for any other persons in relation to either the Demerger or the Admission. Cenkos Securities Limited will not be responsible to anyone other than BB Holdings Limited and OneSource Services Inc. in relation to the Demerger or the Admission, respectively, for providing the protections afforded to customers of Cenkos Securities Limited or for providing advice in relation to the contents of this document or any matter referred to in it.

This document should be read in conjunction with the accompanying Admission Document for OneSource Services Inc. which has been drawn up in accordance with the AIM Rules. Application will be made for all the OneSource Shares (which are to be transferred to Qualifying BB Holdings Shareholders or Alternative Recipients in connection with the Demerger) to be admitted to trading on AIM.

DEFINITIONS

Admission	admission of all of the OneSource Shares to trading on AIM;

Admission Document	the document dated February 8, 2006 prepared in accordance with the AIM Rules, issued by OneSource which relates to Admission and which accompanies this document;

AIM	a market operated by the London Stock Exchange;

AIM Rules	the rules of AIM as published by the London Stock Exchange from time to time;

Alternative Recipients	those persons to whom DTC has authorized the distribution of the OneSource Shares to which it is entitled under the terms of the BB Holdings Distribution;

BB Holdings	BB Holdings Limited, an international business company incorporated in Belize under the IBCA with registered number 1;

BB Holdings Distribution	the distribution by way of dividend in kind of one OneSource Share for every 16 BB Holdings Shares held by Qualifying BB Holdings Shareholders at the Record Date, declared by the Board on February 7, 2006, such dividend being conditional on Admission;

BB Holdings Group	BB Holdings and its subsidiary undertakings;

BB Holdings Shareholders	holders of BB Holdings Shares;

BB Holdings Shares	ordinary shares of no par value in the capital of BB Holdings (other than the Treasury Shares);

Belize Bank	The Belize Bank Limited, a subsidiary of BB Holdings, incorporated in Belize;

Board	the board of directors of BB Holdings;

Central Bank	the Central Bank of Belize;

Demerger	the demerger of the US Facilities Services Businesses from the BB Holdings Group pursuant to the Demerger Agreement;

Demerger Agreement	the demerger agreement dated February 7, 2006 between BB Holdings and OneSource, details of which are contained in this document and in the Admission Document;

DTC	The Depositary Trust Company, or its nominee, Cedefast & Co. in its capacity as a Qualifying BB Holdings Shareholder;

Financial Services Business	the financial services business of BB Holdings carried on in Belize through Belize Bank and its affiliates;

IBCA	the International Business Companies Act, 1990 of Belize (as amended);

London Stock Exchange	London Stock Exchange plc;

Nasdaq	The National Association of Securities Dealers Automated Quotation System;

Numar	Grupo Agroindustrial CB, S.A. being a group of companies which own edible oil processing and distribution operations and palm seed plantations principally in Costa Rica, in which the BB Holdings Group holds a 23.4 per cent. equity interest;

OneSource	OneSource Services Inc., an international business company incorporated in Belize under the IBCA with registered number 46,251, which is intended to become the holding company of the US Facilities Services Businesses upon completion of the Demerger;

OneSource Bermuda	OneSource Holdings (Bermuda) Limited, a company incorporated in Bermuda with registered number 24319, which is the holding company of the US Facilities Services Businesses;

OneSource Consideration Shares	the 3,764,355 ordinary shares of 10 cents each in the share capital of OneSource to be allotted and issued by OneSource to BB Holdings, credited as fully paid up and ranking parri passu in all respects with the OneSource Initial Shares in consideration for the transfer by BB Holdings of OneSource Bermuda to OneSource pursuant to the Demerger Agreement;

OneSource Group	OneSource and its subsidiary undertakings following the Demerger or, where the context requires, OneSource Bermuda and its subsidiary undertakings;

OneSource Initial Shares	the 10 ordinary shares of 10 cents each in the share capital of OneSource held by BB Holdings;

OneSource Shareholders	holders of OneSource Shares;

OneSource Shares	the OneSource Consideration Shares and the OneSource Initial Shares;

Pounds Sterling, £, p and pence	denote the lawful currency of the United Kingdom

Qualifying BB Holdings Shareholders	a BB Holdings Shareholder on the share register of BB Holdings at the Record Date;

Record Date	4:00 p.m. (New York time) on February 17, 2006, or such other date and time as BB Holdings and OneSource may decide;

SEC	the US Securities and Exchange Commission;

Treasury Shares	the 2,324,204 ordinary shares of no par value in the capital of BB Holdings held by a subsidiary and a nominee of BB Holdings in treasury;

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland;

United States or US	the United States of America, its territories, possessions and commonwealths, including Puerto Rico, any State of the United States of America and the District of Columbia;

US Holder	a beneficial owner of BB Holdings Shares and/or OneSource shares that is, for US federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of the source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable US Treasury regulations to be treated as a US person;

US Exchange Act	the United States Securities Exchange Act of 1934, as amended;

US Facilities Services Businesses	the US facilities services businesses of BB Holdings owned by OneSource Bermuda and its subsidiaries and which are proposed to be transferred to OneSource pursuant to the Demerger;

US Securities Act	the United States Securities Act of 1933, as amended; and

US dollars, US$ , $ and cents	denote the lawful currency from time to time of the US.

LETTER FROM BB HOLDINGS

BB Holdings Limited
60 Market Square
PO Box 1764
Belize City, Belize
Central America

Directors
Lord Ashcroft, KCMG	(chairman)
Sir Edney Cain	(non-executive director)
David Hammond	(non-executive deputy chairman)
Cheryl Jones	(executive director)
Emory King	(non-executive director)
John Searle	(non-executive director)

February 8, 2006

To BB Holdings Shareholders

Dear Shareholder,

Demerger of the US Facilities Services Businesses to OneSource Services Inc.

1.	Introduction

In August 2005, BB Holdings reorganized its group by demerging its UK and Ireland businesses into a new holding company, Carlisle Group Limited, distributing all of the shares in that company to BB Holdings’ then shareholders and arranging for the shares in Carlisle Group Limited to be admitted to trading on AIM.

On February 7, 2006, BB Holdings announced a further reorganization of its group to be effected by the demerger of its US Facilities Services Businesses, by way of the payment of a dividend in kind to Qualifying BB Holdings Shareholders.

OneSource has been incorporated in Belize to become the new holding company for the US Facilities Services Businesses that are to be demerged from BB Holdings.

On February 7, 2006, BB Holdings and OneSource entered into the Demerger Agreement, details of which are set out in the Admission Document. Under the Demerger Agreement and subject to certain conditions, BB Holdings has agreed to transfer OneSource Bermuda, the holding company of the US Facilities Services Businesses, to OneSource in exchange for the issue by OneSource to BB Holdings of 3,764,355 shares in OneSource.

Pursuant to the Demerger Agreement, on February 7, 2006 the Board declared a dividend distribution, in favor of Qualifying BB Holdings Shareholders, of OneSource Shares on the basis of one OneSource Share for every 16 BB Holdings Shares held at the Record Date. The BB Holdings Distribution is conditional on, amongst other things, the transfer of OneSource Bermuda, the issue of the OneSource Consideration Shares and Admission becoming effective on or before March 31, 2006 (or such other date as BB Holdings and OneSource may agree).

Following the Demerger, BB Holdings will continue to be traded on AIM and Nasdaq and OneSource will be admitted to trading on AIM.

This document sets out details of the Demerger and the rationale behind it.

2.	Background to the Demerger

The objective of the Demerger is to enable BB Holdings to separate the US Facilities Services Businesses from its Central American assets, principally comprising the Financial Services Business and its equity interest in Numar, so as to create a distinct publicly traded company, OneSource, holding the US Facilities Services Businesses. OneSource will have a separate listing on AIM and BB Holdings will continue to be listed on Nasdaq and AIM. The US Facilities Services Businesses operate, to a significant extent, independently of the rest of the BB Holdings Group, with a separate management team, a different customer base and separate financing arrangements.

Following the demerger, BB Holdings believes that OneSource will be in a stronger position to manage and develop the US Facilities Services Businesses in the markets in which they operate. The Board regards the Demerger as an opportunity for OneSource to increase the value of the US Facilities Services Businesses at a faster rate than would be possible under the ownership of BB Holdings.

AIM is an increasingly international stock market and accordingly the Board considers AIM to be an appropriate market for OneSource’s shares to be traded. The Board believes that the regulatory environment and the cost structure arising from a listing on AIM is more appropriate for a company such as OneSource.

3.	BB Holdings’ strategy

Following the Demerger, BB Holdings will retain the Belize Bank, which operates principally in Belize and comprises its Financial Services Business, and its equity interest in Numar.

OneSource will have had transferred to it the US Facilities Services Businesses of BB Holdings. Further information on the US Facilities Services Businesses is contained in the Admission Document.

Following the Demerger, BB Holdings’ priority will remain that of maximizing shareholder value. Its strategy with respect to the Belize Bank’s current operations will be to maintain and develop the bank’s dominant position as the leading and largest banking institution in Belize by providing an increased range of financial and non-financial products and services to individuals, corporations and other customers. BB Holdings may also, in due course, review opportunities to expand its financial services business to certain parts of the Caribbean or Central America.

Details of OneSource’s strategy following the Demerger are to be found in the Admission Document.

4.	The Board and the board of OneSource

The composition of the Board of BB Holdings will not change as a result of the Demerger.

The board of OneSource will consist of Lord Ashcroft, KCMG as chairman, Cheryl Jones as chief executive officer and Peter Gaze, Philip Johnson and Melquisedec Flores as non-executive directors. The board of OneSource is described in more detail in the Admission Document.

5.	Current trading and prospects

In the year ended March 31, 2005, the BB Holdings Group reported net sales of $1,380.0 million, (including $598.4 million relating to the demerged UK and Ireland businesses), total operating income of $33.6 million (including $3.3 million relating to the demerged UK and Ireland businesses), and net income of $34.0 million (including $1.4 million relating to the demerged UK and Ireland businesses), with diluted earnings per ordinary share of $0.56.

In the nine months ended December 31, 2005, the BB Holdings Group reported net sales of $611.6 million, total operating income of $25.7 million, and income from continuing operations of $27.6 million, with diluted earnings per ordinary share from continuing operations of $0.46.

The figures presented above for the nine months ended December 31, 2005 are unaudited.

Details of the unaudited financial effects of the Demerger on the BB Holdings Group are set out in Part 2 of this document.

6.	Timetable

It is expected that Admission will occur on or about February 24, 2006, at which time the Demerger will be unconditional.

7.	Conclusion

The Demerger will provide an independent platform for the US Facilities Services Businesses under OneSource and the Board’s aim is that the Demerger will improve the ability of BB Holdings to grow and enhance the value of its businesses.

Yours sincerely

Philip T. Osborne
Company Secretary

PART 1

INFORMATION FOR BB HOLDINGS SHAREHOLDERS

1.	BASIS OF THE DEMERGER

The Demerger will be effected by BB Holdings declaring the BB Holdings Distribution, to be satisfied by the distribution to Qualifying BB Holdings Shareholders (or, in the case of DTC, its Alternative Recipients) of the entire issued share capital of OneSource (less any fractional remainders described below), such distribution to be conditional on, amongst other things, the transfer of OneSource Bermuda to OneSource, the issue to BB Holdings of the OneSource Consideration Shares and Admission having occurred by no later than March 31, 2006.

Conditional on Admission, each Qualifying BB Holdings Shareholder (or, in the case of DTC, its Alternative Recipients) will receive:

One OneSource Share for every 16 BB Holdings Shares

held by such Qualifying BB Holdings Shareholder at the Record Date.

It is expected that, on or about February 24, 2006, OneSource Shares will be admitted to trading on AIM and that dealings will commence on that date.

In accordance with the IBCA, the Treasury Shares do not carry the right to receive distributions and, consequently, the Treasury Shares have been ignored for the purposes of calculating the entitlements of Qualifying BB Holdings Shareholders to OneSource Shares.

BB Holdings shall, as soon as reasonably practicable after the date of Admission, procure the delivery to each Qualifying BB Holdings Shareholder (or, in the case of DTC, its Alternative Recipients) of share certificates in the name of such person in respect of the OneSource Shares to which they are entitled under the terms of the BB Holdings Distribution. Share certificates shall be sent to the address of the Qualifying BB Holdings Shareholder (other than DTC) appearing in the BB Holdings share register as at the Record Date (or, in the case of joint holders, to the address of the joint holder whose name appears first in the share register). In the case of DTC, share certificates will be sent to the addresses of the Alternative Recipients. Share certificates shall be despatched to Qualifying BB Holdings Shareholders and Alternative Recipients at their own risk.

For any Qualifying BB Holdings Shareholders (or, in the case of DTC, its Alternative Recipients) whose holding of (or interest in) BB Holdings Shares is not exactly divisible by 16, a fractional remainder will arise. All fractional remainders will be aggregated and sold in the market by BB Holdings following Admission. The aggregate net cash proceeds of the sale of such fractional remainders will be contributed by BB Holdings to OneSource except where a Qualifying BB Holdings Shareholder holds less than 16 BB Holdings Shares. In this case, the aggregate net cash proceeds of the sale of such fractional remainders will be remitted to the relevant Qualifying BB Holdings Shareholders save that amounts of less than US$5 will not be distributed to Qualifying BB Holdings Shareholders and will be contributed by BB Holdings to OneSource.

2.	NASDAQ EX-DIVIDEND DATE

Nasdaq intends to set the ex-dividend date for the BB Holdings Distribution at February 16, 2006.

3.	OVERVIEW OF THE CONTINUING BB HOLDINGS GROUP

(a)	Belize Bank

Belize Bank is the largest, full service commercial and retail banking operation in Belize with a head office in Belize City and twelve branches. Belize Bank’s branch network extends into each of the six regions of Belize. The principal operations of the bank are commercial lending, consumer lending, deposit-taking and related banking activities. Belize Bank provides commercial loans for short-term financing and working capital purposes. These loans are mainly collateralized, repayable on demand and are made to a wide range of corporations and commercial enterprises, primarily small to medium-sized businesses and to certain larger Belizean businesses.

Belize Bank conducts its consumer lending business through its network of branch offices, which is the largest of any financial institution in Belize. Consumer loans are comprised principally of consumer instalment loans, which are repayable on demand, with fixed interest terms, and are generally subject to a maximum amount of $25,000. Other lending comprises residential mortgage loans and commercial mortgage loans including construction loans.

Belize Bank currently offers several types of deposit accounts including demand deposits, savings deposits and term deposits. Most deposits are denominated in Belizean dollars but it also offers foreign currency deposits (mainly US dollars). Rates on foreign currency demand and term deposits are based on international market rates.

In May 1999, through a subsidiary, the Belize Bank opened a banking operation in the Turks and Caicos Islands. Save for the above, the Belize Bank does not operate any branches abroad or hold any investments or carry on any business in offshore banking facilities. In January 2006, the Belize Bank opened a new international banking operation as part of its group, which is licensed to carry on international banking business from Belize under the International Banking Act 2003 of Belize.

Belize Bank’s business in Belize is governed by the Banks and Financial Institutions Act, 1995 of Belize (BFIA) and is supervised by the Minister of Finance of Belize and by the Central Bank. Any financial institution which carries on a banking business in or from Belize must obtain a banking licence and conduct its business in accordance with the requirements of the BFIA. The BFIA requirements relate, among other things, to maintenance of capital and reserves by a licensed financial institution, maintenance of a reserve fund, minimum holdings of approved liquid assets and submission of returns and accounts to the Central Bank. The Central Bank also conducts a regular inspection and review of the operations of each licensed financial institution in Belize, which takes place approximately once every 18 to 24 months.

(b)	Numar

BB Holdings has a 23.4 per cent. equity interest in Numar. Numar owns edible oil processing and distribution operations and palm seed plantations principally in Costa Rica, where it is a market leader in edible oils, margarine, industrial oils and animal feed. The operations are fully integrated. Numar’s plantations now encompass more than 62,000 acres of African palm plantation principally in Southeast Costa Rica.

4.	CONTINUING ARRANGEMENTS BETWEEN THE BB HOLDINGS GROUP AND THE ONESOURCE GROUP

Following the Demerger, BB Holdings and OneSource will operate as separate publicly traded companies. Details on implementation of the Demerger and the relationship between the BB Holdings Group and the OneSource Group after the Demerger are set out in the Demerger Agreement which is described in more detail in paragraph 9 of Part 7 of the Admission Document. In general, after the Demerger, any business between the BB Holdings Group and the OneSource Group will be on an arm’s length basis and on normal commercial terms.

BB Holdings has also agreed with OneSource that, following the Demerger, each party will continue to provide certain business, financial, legal, accounting and auditing, tax, administrative support and other services to each other if requested by each party from time to time. These services will be provided on an arm’s length basis by BB Holdings, OneSource and their respective subsidiaries. Provision of these services is set out in a business and administrative services agreement between BB Holdings and OneSource. The business and administrative services agreement is described in more detail in paragraph 9 of Part 7 of the Admission Document.

5.	TAXATION

Advice received by the Board in respect of the taxation consequences of the Demerger for BB Holdings Shareholders and related matters is summarized in paragraphs 1, 2 and 3 of Part 3 of this document.

6.	LONG-TERM INCENTIVE PLAN

Appropriate proposals to holders of awards under the BB Holdings Limited 1997 Long-Term Incentive Plan will be made in due course.

7.	NON-UK SHAREHOLDERS

The attention of BB Holdings Shareholders who are resident in the United States or in other overseas jurisdictions is drawn to paragraph 4 of Part 3 of this document.

PART 2

UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE

BB HOLDINGS GROUP

Set out below is the unaudited, summarized pro forma financial effect of (a) the demerger of the UK and Ireland businesses and (b) the Demerger, on the BB Holdings Group (i) as at March 31, 2005 and for the year then ended, (ii) as at September 30, 2005 and for the six months then ended, and (iii) for the nine months ended December 31, 2005.

Summarized consolidated statement of income for the year ended March 31, 2005

	BB Holdings Group (i) $m	Pro forma adjustments for the demerger of the UK and Ireland businesses (iv) $m	Pro forma adjustments for the Demerger (v) $m	BB Holdings Group as adjusted for the demerger of the UK and Ireland businesses and the Demerger $m
Service Businesses
Net sales	1,380.0	(598.4)	(781.6)	—
Cost of sales	(1,181.5)	480.8	700.7	—
Selling, general and administrative expenses	(189.8)	113.2	76.6	—

Operating income – Service Businesses	8.7	(4.4)	(4.3)	—

Financial Services
Interest income	48.0	—	—	48.0
Interest expense	(15.2)	—	—	(15.2)

Net interest income	32.8	—	—	32.8
Provision for loan losses	(1.1)	—	—	(1.1)
Net non-interest expense	(0.8)	—	—	(0.8)

Operating income – Financial Services	30.9	—	—	30.9

Corporate expenses	(6.0)	1.1	1.3	(3.6)

Total operating income	33.6	(3.3)	(3.0)	27.3
Associates	5.3	—	—	5.3
Interest income	1.5	—	(1.5)	—
Interest expense	(3.4)	1.5	1.9	—

Income before income taxes	37.0	(1.8)	(2.6)	32.6
Income taxes	(1.0)	0.3	0.7	—

Income after income taxes	36.0	(1.5)	(1.9)	32.6
Minority interests	(2.0)	0.1	1.9	—

Income from continuing operations	34.0	(1.4)	—	32.6

Basic earnings per ordinary share
Continuing operations	$0.56	—	—	$0.54

Diluted earnings per ordinary share
Continuing operations	$0.56	—	—	$0.54

Number of ordinary shares
Basic	60.3	—	—	60.3
Diluted	60.8	—	—	60.8

Summarized consolidated balance sheet at March 31, 2005

	BB Holdings Group (i) $m	Pro forma adjustments for the demerger of the UK and Ireland businesses (iv) $m	Pro forma adjustments for the Demerger (v) $m	BB Holdings Group as adjusted for the demerger of the UK and Ireland businesses and the Demerger $m
Assets
Service Businesses
Current assets:
Cash and cash equivalents	19.9	(10.7)	(6.1)	3.1
Trade accounts receivable – net	170.8	(88.3)	(82.5)	—
Other current assets	28.8	(4.7)	(23.5)	0.6

Total Service Businesses current assets	219.5	(103.7)	(112.1)	3.7
Property, plant and equipment – net	23.7	(10.6)	(13.1)	—
Associates	52.8	—	—	52.8
Goodwill – net	400.4	(224.5)	(175.9)	—
Other long-term assets	41.6	—	(41.6)	—

Total Service Businesses assets	738.0	(338.8)	(342.7)	56.5

Financial Services
Cash, cash equivalents and due from banks	26.9	—	—	26.9
Interest-bearing deposits with correspondent banks	55.8	—	—	55.8
Loans – net	337.6	—	—	337.6
Other assets	41.0	—	—	41.0

Total Financial Services assets	461.3	—	—	461.3

Total assets	1,199.3	(338.8)	(342.7)	517.8

Liabilities and shareholders’ equity
Service Businesses
Current liabilities:
Short-term debt	46.2	(16.5)	(29.7)	—
Accounts payable	28.3	(18.9)	(9.4)	—
Accrued personnel costs	49.6	(20.8)	(28.7)	0.1
Insurance reserves - current portion	18.3	—	(18.3)	—
Other current liabilities	50.9	(39.2)	(9.8)	1.9

Total Service Businesses current liabilities	193.3	(95.4)	(95.9)	2.0
Insurance reserves – long-term portion	48.1	—	(48.1)	—
Other long-term liabilities	13.7	(1.6)	(10.8)	1.3
Minority interests	4.1	(0.2)	(3.9)	—

Total Service Businesses liabilities	259.2	(97.2)	(158.7)	3.3

Summarized consolidated balance sheet at March 31, 2005 (continued)

	BB Holdings Group (i) $m	Pro forma adjustments for the demerger of the UK and Ireland businesses (iv) $m	Pro forma adjustments for the Demerger (v) $m	BB Holdings Group as adjusted for the demerger of the UK and Ireland businesses and the Demerger $m
Financial Services
Deposits	341.4	—	—	341.4
Long-term debt	15.0	—	—	15.0
Other liabilities	8.3	—	—	8.3

Total Financial Services liabilities	364.7	—	—	364.7

Total liabilities	623.9	(97.2)	(158.7)	368.0

Shareholders’ equity:
Share capital	0.6	—	—	0.6
Additional paid-in capital	313.1	(212.4)	(100.7)	—
Treasury shares	(19.0)	—	—	(19.0)
Retained earnings	258.4	—	(90.2)	168.2
Cumulative other comprehensive income	22.3	(29.2)	6.9	—

Total shareholders’ equity	575.4	(241.6)	(184.0)	149.8

Total liabilities and shareholders’ equity	1,199.3	(338.8)	(342.7)	517.8

Summarized consolidated statement of income for the six months ended September 30, 2005

	BB Holdings Group (ii) $m	Pro forma adjustments for the Demerger (v) $m	BB Holdings Group as adjusted for the Demerger $m
Service Businesses
Net sales	403.1	(403.1)	—
Cost of sales	(361.2)	361.2	—
Selling, general and administrative expenses	(37.2)	37.2	—

Operating income – Service Businesses	4.7	(4.7)	—

Financial Services
Interest income	25.5	—	25.5
Interest expense	(7.5)	—	(7.5)

Net interest income	18.0	—	18.0
Provision for loan losses	(2.2)	—	(2.2)
Net non-interest expense	(0.3)	—	(0.3)

Operating income – Financial Services	15.5	—	15.5

Corporate expenses	(4.4)	0.6	(3.8)

Total operating income	15.8	(4.1)	11.7
Associates	3.9	—	3.9
Interest income	0.7	(0.7)	—
Interest expense	(1.2)	1.2	—

Income before income taxes	19.2	(3.6)	15.6
Income taxes	(0.6)	0.3	(0.3)

Income after income taxes	18.6	(3.3)	15.3
Minority interests	(1.2)	1.2	—

Income from continuing operations	17.4	(2.1)	15.3

Basic earnings per ordinary share
Continuing operations	$0.29	—	$0.25

Diluted earnings per ordinary share
Continuing operations	$0.29	—	$0.25

Number of ordinary shares
Basic	60.2	—	60.2
Diluted	60.7	—	60.7

Summarized consolidated balance sheet at September 30, 2005

	BB Holdings Group (ii) $m	Pro forma adjustments for the Demerger (v) $m	BB Holdings Group as adjusted for the Demerger $m
Assets
Service Businesses
Current assets:
Cash and cash equivalents	11.3	(4.7)	6.6
Trade accounts receivable – net	91.2	(91.2)	—
Other current assets	25.7	(25.2)	0.5

Total Service Businesses current assets	128.2	(121.1)	7.1
Property, plant and equipment – net	12.1	(12.0)	0.1
Associates	53.7	—	53.7
Goodwill – net	175.9	(175.9)	—
Other long-term assets	36.1	(36.1)	—

Total Service Businesses assets	406.0	(345.1)	60.9

Financial Services
Cash, cash equivalents and due from banks	28.8	—	28.8
Interest-bearing deposits with correspondent banks	43.7	—	43.7
Loans – net	369.5	—	369.5
Other assets	41.2	—	41.2

Total Financial Services assets	483.2	—	483.2

Total assets	889.2	(345.1)	544.1

Liabilities and shareholders’ equity
Service Businesses
Current liabilities:
Short-term debt	36.1	(36.1)	—
Accounts payable	10.8	(10.8)	—
Accrued personnel costs	25.0	(25.0)	—
Insurance reserves – current portion	20.0	(20.0)	—
Other current liabilities	9.1	(6.1)	3.0

Total Service Businesses current liabilities	101.0	(98.0)	3.0
Insurance reserves – long-term portion	46.1	(46.1)	—
Other long-term liabilities	12.2	(11.0)	1.2
Minority interests	4.3	(4.3)	—

Total Service Businesses liabilities	163.6	(159.4)	4.2

Summarized consolidated balance sheet at September 30, 2005 (continued)

	BB Holdings Group (ii) $m	Pro forma adjustments for the Demerger (v) $m	BB Holdings Group as adjusted for the Demerger $m
Financial Services
Deposits	363.3	—	363.3
Long-term debt	15.0	—	15.0
Other liabilities	7.7	—	7.7

Total Financial Services liabilities	386.0	—	386.0

Total liabilities	549.6	(159.4)	390.2

Shareholders’ equity:
Share capital	0.6	—	0.6
Additional paid-in capital	98.6	(98.6)	—
Treasury shares	(18.7)	—	(18.7)
Retained earnings	266.0	(94.0)	172.0
Cumulative other comprehensive income	(6.9)	6.9	—

Total shareholders’ equity	339.6	(185.7)	153.9

Total liabilities and shareholders’ equity	889.2	(345.1)	544.1

Summarized consolidated statement of income for the nine months ended December 31, 2005

	BB Holdings Group (iii) $m	Pro forma adjustments for the Demerger (v) $m	BB Holdings Group as adjusted for the Demerger $m
Service Businesses
Net sales	611.6	(611.6)	—
Cost of sales	(548.6)	548.6	—
Selling, general and administrative expenses	(55.7)	55.7	—

Operating income – Service Businesses	7.3	(7.3)	—

Financial Services
Interest income	38.6	—	38.6
Interest expense	(11.5)	—	(11.5)

Net interest income	27.1	—	27.1
Provision for loan losses	(2.3)	—	(2.3)
Net non-interest expense	(0.9)	—	(0.9)

Operating income – Financial Services	23.9	—	23.9

Corporate expenses	(5.5)	1.1	(4.4)

Total operating income	25.7	(6.2)	19.5
Associates	5.8	—	5.8
Interest income	1.1	(1.1)	—
Interest expense	(2.5)	2.5	—

Income before income taxes	30.1	(4.8)	25.3
Income taxes	(0.7)	0.7	—

Income after income taxes	29.4	(4.1)	25.3
Minority interests	(1.8)	1.8	—

Income from continuing operations	27.6	(2.3)	25.3

Basic earnings per ordinary share
Continuing operations	$0.46	—	$0.42

Diluted earnings per ordinary share
Continuing operations	$0.46	—	$0.42

Number of ordinary shares
Basic	60.1	—	60.1
Diluted	60.7	—	60.7

Notes

(i)	Extracted from the BB Holdings consolidated financial statements included in the Annual Report on Form 20-F for the year ended March 31, 2005, dated July 8, 2005 and filed with the United States Securities and Exchange Commission.

(ii)	Extracted from the BB Holdings unaudited summarized financial information for the six months ended September 30, 2005, included in the press release dated October 28, 2005 and submitted on Form 6-K with the United States Securities and Exchange Commission.

(iii)	Extracted from the BB Holdings unaudited, summarized financial information for the nine months ended December 31, 2005, included in the press release dated January 27, 2006 and submitted on Form 6-K with the United States Securities and Exchange Commission.

(iv)	The adjustments reflect the pro forma financial effect of the demerger of BB Holdings’ UK and Ireland businesses announced on August 8, 2005 (details of which were included in a circular to BB Holdings’ then shareholders of the same date) on the BB Holdings Group as if they had occurred at the beginning of the period presented – being April 1, 2004 with respect to the year ended March 31, 2005.

(v)	The adjustments reflect the pro forma financial effect of the demerger of BB Holdings, US Facilities Services Businesses and the BB Holdings Distribution on the BB Holdings Group as if they had occurred at the beginning of the periods presented – being April 1, 2004 with respect to the year ended March 31, 2005 and April 1, 2005 with respect to the six months ended September 30, 2005 and the nine months ended December 31, 2005.

(vi)	The unaudited, summarized proforma financial information on the BB Holdings Group has been prepared in United States dollars in accordance with generally accepted accounting principles in the United States. These principles require management to make extensive use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. The unaudited pro forma financial information is not necessarily indicative of future operating results, and should be read in conjunction with the BB Holdings consolidated financial statements, including the accounting policies and notes thereto, included in its Annual Report on Form 20-F for the year ended March 31, 2005.

PART 3

ADDITIONAL INFORMATION

1.	BELIZE TAXATION

The BB Holdings Distribution will be exempt from income tax in Belize. Similarly, no stamp duty is payable with respect to instruments transferring shares of OneSource in satisfaction of the BB Holdings Distribution.

2.	UK TAXATION

The statements set out below are intended only as a general guide to current UK law and HM Revenue and Customs practice and apply to UK residents holding their BB Holdings Shares and their OneSource Shares beneficially as investments and do not apply to certain other categories of person such as dealers. The summary does not purport to be a complete analysis or listing of all the potential UK tax consequences of receipt of the BB Holdings Distribution or of holding OneSource Shares. If you are in any doubt as to your tax position or if you may be subject to tax in another jurisdiction you are strongly recommended to consult an appropriate professional advisor. This summary is based upon UK law and HM Revenue and Customs practice as in effect at the date of this document, each of which may be subject to change, perhaps with retrospective effect.

(a)	UK taxation of the BB Holdings Distribution

A holder of BB Holdings Shares who is resident in the United Kingdom for tax purposes will generally be liable to UK income tax or corporation tax on the value of the BB Holdings Distribution, being the amount of cash distributed or the price which the OneSource Shares which are distributed might reasonably be expected to fetch on a sale on Admission in the open market between a willing buyer and a willing seller acting at arm’s length.

(b)	UK stamp duty and stamp duty reserve tax (SDRT)

No stamp duty or stamp duty reserve tax should be payable by holders of BB Holdings Shares in respect of the BB Holdings Distribution.

3.	UNITED STATES TAXATION

The following summary describes certain US federal income tax consequences that may be relevant with respect to the Demerger, and the ownership and disposition of OneSource Shares. This summary addresses only US federal income tax considerations of US Holders that hold BB Holdings Shares and OneSource Shares as capital assets. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the Demerger or an investment decision regarding the OneSource Shares. In particular, this summary does not address tax considerations applicable to BB Holdings Shareholders or OneSource Shareholders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities, currencies or notional principal contracts; (d) tax-exempt entities; (e) persons that hold their BB Holdings shares or OneSource Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for US federal income tax purposes; (f) persons that have a “functional currency” other than the US dollar; (g) persons that own (or are deemed to own) 10 per cent. or more (by voting power) of BB Holdings’ or the OneSource’s Share capital; (h) regulated investment companies; (i) partnerships or other pass-through entities or persons who hold their BB Holdings Shares or OneSource Shares through partnerships or other pass-through entities; and (j) real estate investment trusts. Further, this summary does not address alternative minimum tax consequences.

BB Holdings has not obtained an opinion from US tax counsel and will not seek a ruling from the US Internal Revenue Service (the Internal Revenue Service) regarding the US federal income tax consequences of the Demerger or the tax consequences regarding the ownership or disposition of the OneSource Shares, and there can be no assurance that the Internal Revenue Service will agree with, or that a court will ultimately uphold, the conclusions expressed herein. US Holders should consult their own tax advisors with respect to the tax consequences of the Demerger and the tax consequences of owning the OneSource Shares.

This summary is based on the US Internal Revenue Code of 1986, as amended (the Code), US Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this document. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

Notwithstanding anything herein to the contrary, all persons may disclose, without limitation of any kind, the tax treatment and tax structure of the transaction described herein and all materials of any kind that are provided to such persons relating to such tax treatment and tax structure, except to the extent that any such disclosure could reasonably be expected to cause this transaction not to be in compliance with securities laws. For purposes of this paragraph, the tax treatment of this transaction is the purported or claimed US federal income tax treatment of this transaction and the tax structure of this transaction is any fact that may be relevant to understanding the purported or claimed US federal income tax treatment of this transaction.

Any tax discussion herein was not written and is not intended to be used and cannot be used by any taxpayer for purposes of avoiding US federal income tax penalties that may be imposed on the taxpayer. Any such tax discussion was written to support the promotion or marketing of the OneSource Shares to be issued in connection with this document. Each BB Holdings Shareholder and OneSource Shareholder should consult its own tax advisor with respect to the US federal, estate, state, local, gift, foreign and other tax consequences of the Demerger, and of the ownership and disposition of OneSource Shares.

The Demerger

BB Holdings believes that the Demerger should be tax-free to US Holders under Section 355(a)(1) of the Code. Generally, there are four main statutory requirements that must be satisfied in order for a transaction such as the Demerger to qualify as a tax-free distribution to shareholders under Section 355(a)(1) of the Code. First, the distributing corporation (i.e., BB Holdings) must distribute solely stock or securities of a corporation that it controls immediately before the distribution (i.e., OneSource) to its shareholders with respect to their stock. Second, the distribution cannot be a device for distributing earnings and profits to its shareholders. Third, both the distributing corporation and the controlled corporation must be directly or indirectly engaged in the active conduct of a trade or business that has been conducted throughout the five-year period ending on the date of the distribution and that was not acquired within such period in a taxable transaction. Fourth, in the transaction, the distributing corporation must generally distribute all of its stock in the controlled corporation. In addition to the statutory requirements, there are non-statutory requirements that must be satisfied in order for a transaction to qualify under Section 355(a)(1) of the Code, including maintaining continuity of shareholder interest, maintaining continuity of business enterprise, and establishing a substantial non-tax corporate business purpose for the transaction. The application of the foregoing requirements to the Demerger is fact-intensive and complex. BB Holdings believes that the Demerger should satisfy the above requirements. If the Demerger failed to qualify for tax-free status under Section 355(a)(1) of the Code, a US Holder would be required to recognize taxable dividend income generally equal to the US dollar value of the fair market value of the OneSource Shares that are actually or constructively received by a US Holder with respect to its BB Holdings Shares. The balance of the discussion herein assumes that the Demerger will qualify for tax-free treatment to US Holders under Section 355(a)(1) of the Code.

The principal US federal income tax consequences to a US Holder of the receipt of OneSource Shares in the Demerger should be as follows:

(a)	no gain or loss should be recognized by the US Holder upon the receipt of OneSource Shares;

(b)	the US Holder should apportion its tax basis in the BB Holding Shares between such shares and the OneSource Shares received in proportion to the relative fair market value of the OneSource Shares and the BB Holdings Shares on the date of receipt;

(c)	the US Holder’s holding period for the OneSource Shares should include the period during which the US Holder held the BB Holdings Shares; and

(d)	the US Holder will be required to attach a statement to its US federal income tax return for the taxable year in which the OneSource Shares are received setting forth information showing the applicability of Section 355 of the Code to the receipt of OneSource Shares.

OneSource Shares

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the gross amount of any distribution that is actually or constructively received by a US Holder with respect to its OneSource Shares will be a dividend includible in the gross income of the US Holder as ordinary income. Dividends paid on OneSource Shares will not be eligible for the “dividends received” deduction otherwise available to United States corporate shareholders. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

Certain dividends received by non-corporate US Holders in taxable years beginning before January 1, 2009 are subject to a maximum income tax rate of 15 per cent. This reduced income tax rate is only applicable to dividends paid by “qualified corporations”. OneSource does not expect to be considered a qualified corporation for these purposes. Accordingly, dividends paid by OneSource will not be eligible for the reduced income tax rate.

The gross amount of any distribution paid in a currency other than US dollars (a foreign currency) will be included in the gross income of a US Holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date received by the US Holder, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received as a dividend is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any foreign currency gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

For foreign tax credit limitation purposes, dividends paid on OneSource Shares will be treated as income from sources within the United States. The rules and limitations with respect to foreign tax credits are complicated, and US Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

A distribution of additional OneSource shares to US Holders with respect to their OneSource Shares that is made as part of a pro rata distribution to all shareholders generally will not be subject to US federal income tax unless shareholders can elect that the distribution be payable in either additional shares or cash.

Sale, Exchange or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, a US Holder will generally recognize a gain or loss for US federal income tax purposes upon the sale, exchange or other disposition of OneSource shares in an amount equal to the difference between the US dollar value of the amount realized from such sale, exchange or other disposition and the US Holder’s adjusted tax basis in such OneSource Shares. Such gain or loss will be a capital gain or loss and will be long- term capital gain (taxable at a reduced rate for individuals, trusts or estates) if the OneSource Shares were held for more than one year. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.

A US Holder that receives foreign currency on the sale, exchange or other disposition of OneSource Shares will realize an amount equal to the US dollar value of the foreign currency on the date of disposition (or in the case of cash basis and electing accrual basis taxpayers, the US dollar value of the foreign currency on the settlement date). If a US Holder receives foreign currency upon a sale, exchange or other disposition of OneSource Shares, any gain or loss, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US Holder, a cash basis or electing accrual US Holder should not recognize any gain or loss on such conversion.

A US Holder that receives cash in lieu of OneSource Shares because the US Holder owns less than 16 BB Holdings Shares will recognize a capital gain or loss. The determination of whether it is long term depends on the holding period of the BB Holdings Shares. However, a US Holder should consult with a tax advisor whether the tax consequences of a receipt of cash is a capital gain or a dividend.

Passive Foreign Investment Company Considerations

OneSource believes that it is not, and does not expect to become, a passive foreign investment company (a PFIC) for US federal income tax purposes. However, because this is a factual determination made annually at the end of each taxable year, there can be no assurance that OneSource will not be considered a PFIC for the current or any future taxable year. If OneSource were a PFIC in any year, special, possibly materially adverse, consequences would result for US Holders.

A corporation organized outside the United States generally will be classified as a PFIC for US federal income tax purposes in any taxable year in which either: (a) at least 75 per cent. of its gross income is “passive income”; or (b) on average at least 50 per cent. of the gross value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income”. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 per cent. interest.

If OneSource is regarded as a PFIC in any year during which a US Holder owns OneSource Shares, the US Holder will be subject to additional taxes on any excess distributions received from OneSource and any gain realized from the sale, exchange or other disposition of OneSource Shares (whether or not OneSource continues to be a PFIC). A US Holder has an excess distribution to the extent that distributions on OneSource Shares during a taxable year exceed 125 per cent. of the average amount received during the three preceding taxable years (or, if shorter, the US Holder’s holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated rateably over the US Holder’s holding period; (b) the amount allocated to the current taxable year and any year before OneSource became a PFIC is taxed as ordinary income in the current year; and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a US Holder makes a valid “mark-to-market” election (in which case, subject to certain limitations, the US Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its OneSource Shares at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale, exchange or other disposition of OneSource Shares will be treated as ordinary income, and any losses will be treated as ordinary losses, to the extent of any “mark-to- market” gains for prior years. A “mark-to-market” election is only available to US Holders in any tax year that the PFIC stock is considered “regularly traded” on a “qualified exchange” within the meaning of applicable US Treasury regulations. PFIC stock is “regularly traded” if, among other requirements, it is traded on at least 15 days during each calendar quarter. AIM may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the US Treasury regulations. Investors should consult their own tax advisors as to whether the OneSource Shares would qualify for the mark-to-market election. Once made, such election cannot be revoked without the consent of the Internal Revenue Service unless the shares cease to be marketable.

Some of the above rules may also be avoided if a US Holder is eligible for and timely makes a valid “QEF election” (in which case the US Holder generally would be required to include in income on a current basis it’s pro rata share of the ordinary income and net capital gains of the PFIC). In order to be able to make the QEF election, OneSource would be required to provide a US Holder with certain information. OneSource does not at present intend to provide the required information.

If OneSource is regarded as a PFIC, each US Holder of OneSource Shares must make an annual return on Internal Revenue Service Form 8621, reporting distributions received and gains realized with respect to each PFIC in which it holds a direct or indirect interest.

Prospective holders are urged to consult their own tax advisors regarding whether an investment in OneSource Shares will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to the Demerger, certain payments to US Holders of dividends on OneSource Shares and to the proceeds of a sale, exchange or other disposition of OneSource Shares. OneSource, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding tax if the US Holder fails (a) to furnish the US Holder’s taxpayer identification number; (b) to certify that such US Holder is not subject to backup withholding; or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder’s US federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

BB Holdings Shareholders and OneSource Shareholders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

4.	INFORMATION FOR NON-UK SHAREHOLDERS

United States

The OneSource Shares to be distributed in the Demerger have not been registered under the US Securities Act.

Qualifying BB Holdings Shareholders who are citizens or resident of the United States are advised that the OneSource Shares have not been and will not be registered under the US Exchange Act. OneSource expects to obtain an exemption from the reporting requirements of Section 12(g) of the US Exchange Act pursuant to Rule 12g3-2(b) thereunder. Pursuant to such exemption, so long as it has more than 300 shareholders resident in the United States, OneSource will comply with the information supplying requirements of Rule 12g3-2(b), which requires OneSource to furnish to the SEC information that (a) it has made or is required to make public in Belize; (b) it has filed or is required to file with AIM and which was made public by AIM; or (c) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by OneSource may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

The OneSource Shares are expected to be admitted to trading on AIM. OneSource does not intend to obtain a quotation on Nasdaq or any other inter-dealer quotation system in the United States. Neither BB Holdings nor OneSource intend to take action to facilitate a market in OneSource Shares in the United States. Consequently, BB Holdings believes that it is unlikely that an active market in the United States will develop for the OneSource Shares.

Neither the SEC nor any US state securities commission has approved or disapproved the OneSource Shares or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence.

Other Jurisdictions

Any person who is resident in, or who has a registered address in, or is a citizen of a non-UK territory and who is to receive OneSource Shares pursuant to the Demerger should consult his or her professional advisors and satisfy himself or herself as to the full observance of the laws of the relevant territory in connection therewith, including obtaining any requisite government or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

The implications of the Demerger for non-UK shareholders may be affected by the laws of their respective jurisdictions. Such non-UK shareholders should inform themselves about and observe all applicable legal requirements.

In any case where OneSource is advised that the transfer of OneSource Shares to a BB Holdings Shareholder (or, in the case of DTC, an Alternative Recipient) would or may infringe the law of any jurisdiction or necessitate compliance with any special requirement, the directors of OneSource may determine that such OneSource Shares shall not be transferred to such non-UK person, and the non-UK person’s entitlement to OneSource Shares pursuant to the BB Holdings Distribution shall be sold in the market on behalf of such non-UK person as soon as reasonably practicable following Admission at the best price which can reasonably be obtained at the time of sale, with the proceeds of such sale, net of sale and currency conversion expenses, being remitted to the non-UK person.

5.	OTHER INFORMATION

(a)	Cenkos Securities Limited has given and not withdrawn its consent to the issue of this document with the inclusion of the reference to its name in the form and context in which it appears.

(b)	BB Holdings’ registered office is at 60 Market Square, PO 1764, Belize City, Belize, Central America.